Mail Stop 3561

November 29, 2007

Elizabeth A. Schroeder, Chief Financial Officer
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, TX 75240

>   **Re: Tuesday Morning Corporation**
>   **Registration Statement on Form S-3**
>   **Filed November 11, 2007**
>   **File No. 333-147103**
>   **Form 10-KT for Fiscal Year Ended June 30, 2007**
>   **Filed August 30, 2007**
>   **Definitive Proxy on Schedule 14A**
>   **Filed October 3, 2007**
>   **File No. 0-19658**

Dear Ms. Schroeder:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KT for Fiscal Year Ended June 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or

income or result in your liquidity decreasing or increasing in any material way. We note your statement that the home furnishings related industry has been negatively impacted by macro-economic pressures, increased supply and competition as well as a highly competitive and promotional environment. Discuss in greater detail these trends and whether you expect these trends to continue. We further note a significant decrease in net income for the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. Please provide additional analysis concerning this decrease and the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 24

2. Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. Accordingly, please expand your inventory and markdown disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis. For example, please consider disclosing further information about your cost complement percentage, markups and markup cancellations, markdowns and markdown cancellations, promotional price changes, and valuation adjustments. Please also disclose the reasons underlying any of these adjustments and material changes between periods and provide sensitivity analyses showing the impact on your statements of income given a specified change in the parameters of your estimates.

3. We note your discussion of insurance and self-insurance reserves. Please disclose whether your reserves include a liability for claims incurred but not reported and the amount of stop loss limits under your insurance arrangements. Please also provide a quantitative analysis that discloses the amount of the reserves at the end of each period, the amount of reserves added and utilized during each period, and the reasons for significant changes.

4. We note your discussion of tax, legal and other contingent reserves. Please expand your disclosure to more specifically discuss the significant estimates involved in your accounting for tax reserves. Please highlight for us those areas of your tax reserve that involved significant management judgment or estimates, the basis for your estimates, the impact on the statements of income as well as a sensitivity analysis showing the impact on your statements of income given a specified change in the parameters of your estimate.

Results of Operations, page 26

5. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the decrease in gross profit percentage from fiscal year 2005 to 2006 was primarily attributable to an increase in temporary and permanent markdowns, an increase in shrink and damages, and an increase in purchasing, freight and distribution costs offset by improved overall product costs. While this information is beneficial to a reader, please explain in reasonable detail the reasons for each of these changes. See SEC Release No. 33-8350.

Liquidity and Capital Resources, page 29

6. In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your revised discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

7. You indicate on page 5 that you plan to add approximately 50 net new stores during fiscal year 2008 as well as expand approximately 25 existing stores and relocate approximately 50 existing stores. If material, please quantify the estimated impact on your results of operations and cash flows for these activities. Please consider disclosing the average per-store cost of each activity.

Contractual Obligations, page 30

8. In future filings, please address the following items with respect to your contractual obligations table:

   - Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements; and

- To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include a footnote below the table to indicate that the lease obligation amounts presented do not include these additional obligations. Please consider disclosing amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations.

See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

General

9. We note that you have one reportable segment for financial reporting purposes. As required by paragraph 26 of SFAS 131, please disclose the factors used to identify your reportable segments, including whether you have aggregated operating segments.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

(o) Share-Based Compensation, page F-11

10. You disclose that you increased the number of data points used to calculate volatility from quarterly stock prices to daily stock prices and the change decreased your volatility assumption. Considering that a change in the method of determining appropriate assumptions used in a valuation technique is a change in accounting estimate under paragraph A23 of SFAS 123(R) and the related stock-based compensation will be amortized over future periods, please revise future filings to provide the disclosures required by paragraph 22 of SFAS 154. In your response, please quantify for us the decrease in stock-based compensation attributable to the change in your volatility assumption. Please also confirm that you used a sequential period of historical data at least equal to the expected term of the options.

Note 8. Operating Leases, page F-20

11. We note that your new store leases typically allow you to terminate the lease after 24 to 36 months if the store does not achieve sales expectations or another location appears more desirable. Please tell us the extent to which you have historically exercised these kick clauses and explain to us your accounting treatment.

Note 12. Earnings Per Common Share, page F-22

12. Please explain how you treat restricted stock awards in your basic and diluted EPS computations.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 26

13. You mention each element of compensation paid to named executive officers, however, it does not appear that you explain how you determine the amount you pay under each element. Please revise to provide more detail regarding how you arrive at the amount paid with respect to each element of compensation. For example, we note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the incentive cash bonus. Another example, we note that you set base salaries in part on "publicly available compensation information from other specialty retail and similarly sized companies." It appears that you engage in benchmarking in setting this amount, and you have identified some of your benchmark as the Mercer Multi-Unit Salary Survey and the Mercer Benchmark Database survey. In this regard, please identify the components of your benchmark including the names of the "other specialty retail and similarly sized companies," pursuant to Item 402(b)(2)(xiv) of Regulation S-K. See also Item 402(b)(1)(v) of Regulation S-K. Please also clarify your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K.

Certain Relationships and Related Transactions, page 44

14. Please revise your reference to Item 404(a) to provide a narrative discussion of your standards for evaluating related party transactions.

***

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Blume, Accountant, at (202) 551- 3254 or in his absence William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James S. Rowe, Esq.
        Kirkland & Ellis LLP